Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

September 6, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 190, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 194, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Aperture Endeavour Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Aperture Investors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please associate the Fund’s ticker symbols with the Fund’s EDGAR class identifiers.

Response. The requested changes have been made.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

September 6, 2019

Comments on the Prospectus

2.	Comment. In the first footnote to the Fund’s “Annual Fund Operating Expenses” table, please clarify that, with respect to the Fund’s management fee, 1.82% of the Fund’s average daily net assets is the base fee, which may be adjusted upward or downward by a performance adjustment which will not exceed an annualized rate of +/- 1.50% (150 basis points) of the Fund’s average daily net assets.

Response. The requested changes have been made.

3.	Comment. In the “Principal Investment Strategies” section:

a. Please disclose any specific limit on the percentage of the Fund’s assets that may be invested in (1) securities of non-U.S. companies, or (2) derivatives.

Response. As a principal investment strategy, the Adviser confirms that there is no specific limit on the percentage of the Fund’s assets that may be invested in (1) securities of non-U.S. companies, or (2) derivatives. Therefore, the Trust respectfully declines to include the requested disclosure.

b. Please restate the second to last sentence of the section in plain English.

Response. The second to last sentence of the section has been deleted.

4.	Comment. In the “Principal Risks” section, please consider presenting the principal risks in order of importance.

Response. The Trust respectfully declines to make the requested change because it is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order.

5.	Comment. In the “Investment Adviser” section, please consider providing examples of how the Performance Adjustment is calculated, including how the Performance Adjustment is calculated in a scenario where although the absolute performance of the Fund as measured by the Institutional Shares is negative, the Fund pays a Performance Adjustment for positive relative performance because the performance of the Institutional Shares exceeds that of the Index Hurdle.

Response. The Trust respectfully declines to make the requested change because the Adviser is of the view that the current disclosure adequately describes the mechanics of the Fund’s fulcrum fee.

Alison White, Esq.

September 6, 2019

6.	Comment. In the “Redemptions In-Kind” section, please consider disclosing whether in-kind redemptions will be pro-rata slices of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio.

Response. The Trust believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, disclosing that the Fund will utilize one particular method over another to redeem shareholders in-kind may not be accurate because whether a particular in-kind redemption will be facilitated by the Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Trust respectfully declines to add additional disclosure at this time.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer